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MAR 02 2021

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-39258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2949 E. Elvira Road, Suite 101
(No. and Street)

Tucson (City) AZ (State) 85756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary P. Tyc 520-434-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R&A CPA's
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Drive, Ste 100 (Address) Tucson (City) AZ (State) 85712 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary P. Tyc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Distributors, LLC, as of February 26, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

CASSIDY WERNER
Notary Public, State of Arizona
Pima County
Commission # 558387
My Commission Expires
March 17, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS DISTRIBUTORS, LLC
A Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2020
Exemption Report and Reports of Independent
Registered Public Accounting Firm
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

CONTENTS

R&A CPAs
A PROFESSIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davis Distributors, LLC (a Delaware limited liability company) (the "Company"), a subsidiary of Davis Selected Advisers, L.P., as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712

Auditors' Report on Supplemental information

The supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, computation for determination of the reserve requirement under Exhibit A of §240.15c3-3, and information relating to the possession or control requirements under §240.15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, computation for determination of the reserve requirement under Exhibit A of §240.15c3-3, and information relating to the possession or control requirements under §240.15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2006.

Tucson, Arizona
February 26, 2021

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:	
Cash and equivalents	$ 9,297,337
Receivables:	
12b-1 fees and reimbursements due from the Funds	2,364,945
Underwriting commissions	9,310
Other current assets	93,075
Total current assets	11,764,667
OTHER ASSETS:	
Other assets	105,000
Deferred sales commissions, net	185,199
Property and equipment, net of accumulated depreciation of $28,568	-
TOTAL	$ 12,054,866

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 3,249,514
Payable to related party	4,124,847
Total current liabilities	7,374,361
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in capital	428,727,656
Accumulated deficit	(424,048,151)
Total shareholders' equity	4,680,505
TOTAL	$ 12,054,866

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Revenue from contracts with customers:	
Income from 12b-1 fees	$ 6,608,926
Income from trailing commissions	14,397,789
Underwriting commissions	235,448
Total revenue from contracts with customers	21,242,163
Other revenue:	
Interest income	21,371
Total	21,263,534
EXPENSES:	
Commission and 12b-1 expense	20,588,028
Marketing fees to related party	11,949,304
Selling, general and administrative	696,900
Amortization of deferred sales commissions	71,415
Salaries, wages and benefits	1,556,059
Total	34,861,706
NET LOSS	$ (13,598,172)

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2019	100	$ 1,000	$419,227,656	($410,449,979)	$ 8,778,677
Capital contributions			9,500,000		9,500,000
Net loss				(13,598,172)	(13,598,172)
BALANCE AT DECEMBER 31, 2020	100	$ 1,000	$428,727,656	($424,048,151)	$ 4,680,505

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(13,598,172)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	79
Amortization of deferred sales commissions	71,415
Changes in operating assets and liabilities:	
12b-1 fees and reimbursements due from the Funds	245,588
Underwriting commissions	2,939
Other assets	10,607
Deferred sales commissions, net	6,369
Accounts payable and accrued expenses	(498,305)
Payable to related party	2,290,531
Net cash used in operating activities	(11,468,949)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributions	9,500,000
Net cash provided by financing activities	9,500,000
DECREASE IN CASH AND EQUIVALENTS	(1,968,949)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	11,266,286
CASH AND EQUIVALENTS AT END OF YEAR	$ 9,297,337

See notes to financial statements

Note 1 – Summary of Significant Accounting Policies

Role of the Distributor

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Equivalents

The Company places its cash and equivalents with various credit institutions. At times, such account balances may be in excess of the FDIC insurance limits; however, management does not believe it is exposed to any significant credit risk on cash and equivalents.

For purposes of the statement of cash flows, the company considers all short-term investments with a purchased maturity of three months or less to be cash equivalents.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist solely of money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition. The maximum loss that the Company would incur if the parties to the financial instrument failed to perform according to the terms of the contract is the balance reported in the accompanying Statement of Financial Condition.

Receivables

Receivables are 12b-1 fees and commission revenue due from the Funds and expense reimbursements due from the Funds for expenses advanced by the Company. As amounts are collected from related entities, no allowance for uncollectible accounts has been recorded or is considered necessary by management. On the Statement of Financial Condition as of December 31, 2020, 12b-1 fees and reimbursements due from the Funds is comprised of the following:

12b-1 Trail Commissions on A & B shares	$ 2,176,439
12b-1 Fee Income	16,707
Expenses Advanced to the Funds	171,799
Total	$ 2,364,945

Revenue From Contracts With Customers – Distribution Fees

The Company's revenue is earned from distribution and administrative services provided to mutual funds. Each distinct service promised in the agreements is considered a performance obligation and is the basis for determining when revenue is recognized. The fees are allocated to each distinct performance obligation and revenue is recognized when, or as, obligations are satisfied.

The Company enters into arrangements to distribute shares of mutual funds to investors. The recognition and measurement of revenue is based on the assessment of individual contract terms and statutory limitations. Judgment is required to determine whether performance obligations are satisfied when shares are sold to the investor or over time. The Company may receive distribution fees paid by the funds up-front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of mutual fund shares to investors and as such the performance obligation on the fixed revenue amount is fulfilled on the trade date. The transaction price has a variable component because it is dependent on the net asset value at a point in time as well as the length of time an investor has been in the fund. At month-end, all variables are known. The fee rates for trailing commissions and distribution fees are applied to the average daily net assets of the month, divided by the days in the year, times the days in the month. At this time, the performance obligations to the fund is satisfied and the Company recognizes revenue for trails commissions, distribution fees and deferred sales charges. Revenues are collected on a monthly or quarterly basis. As such, estimates are used to recognize variable revenue and distribution fees in the current period related to performance obligations that have been satisfied.

Deferred Sales Commissions

The Company has recorded as an asset certain costs incurred to obtain revenue contracts with its customers which consist of commissions paid to brokers and dealers in connection with sales of shares in certain classes of mutual funds. The costs are charged to deferred sales commissions and amortized generally over six years, which is the period of time that the shares are subject to deferred sales charges. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions. As of December 31, 2020, the Company had costs to obtain contracts with customers of $185,199 and the Company recognized amortization expense of $71,415 during the year then ended. Effective Jun 1, 2020, the company stopped offering new purchases into share classes subject to deferred sales charges over 1 year. The company will continue to amortize the costs previously incurred over the term of the agreements.

Property, Plant, and Equipment

Property and equipment is recorded at cost. Depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Property and equipment on the balance sheet includes the following classes and are depreciated over the following lives:

	Years
Furniture and equipment	3 - 7

Income Tax Considerations

As a limited liability company, the Company is not subject to income taxes. The Company provides for income taxes under the provisions of accounting principles generally accepted in the United States of America, which requires management's determination of the existence of uncertain tax positions for which it is reasonably possible that reported total amounts could significantly differ from amounts that may be determined upon examination by taxing authorities. The company is no longer subject to US federal, state, local, or non-US tax examinations by tax authorities for years before 2015. Management does not currently believe that any tax positions of the Company are materially uncertain enough to require disclosure under these provisions.

Note 2 – Related Parties

Amounts due to Davis Selected Advisers, L.P. represent operational expense allocations and reimbursements. During 2020, the Company reimbursed marketing expenses incurred by a related company and subsidiary of Davis Selected Advisers, L.P. in the amount of $11,949,304. Certain officers and directors of the Company also serve as officers and directors of the Funds. Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Additionally, Davis Selected Advisers, L.P. provides operating facilities for Company personnel as part of a shared office arrangement.

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3(2) (ii) of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $1,768,398 and net capital requirements of $491,624. The ratio of aggregate indebtedness to net capital was 4.17 to 1.

Note 4 – Employees' Retirement Plans

The Company provides a 401(k) plan for its employees including discretionary matching contributions by the Company, up to 10% of employee compensation, subject to plan and statutory limits. For the year ended December 31, 2020 the Company contributed $98,600 under the provisions of the plan.

Note 5 – Contingencies

The Company is involved from time to time in various claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the Company's financial position or results of operations when resolved.

The global outbreak of coronavirus disease 2019 ("COVID-19") has disrupted global economic markets and adversely affected individual companies and investment products. The prolonged economic impact of COVID-19 is uncertain. The operation and financial performance of the issuers of securities of which the Company distributes depends on future developments, including the duration and spread of the outbreak, and such uncertainty may in turn impact the value of the securities and revenues derived from distribution.

Note 6 – Subsequent Events

Accounting principles generally accepted in the United States of America require the disclosure of the date through which subsequent events (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company evaluated subsequent events through February 26, 2021, which represents the date the accompanying financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$4,680,505
Less nonallowable assets:	
Deferred sales commissions, net	(185,199)
Receivables and other assets	(2,563,020)
Total	(2,748,219)
Net capital before haircut and other deductions	1,932,286
Less haircut on investments:	
Money market mutual funds	(163,888)
Net capital	1,768,398
MINIMUM NET CAPITAL REQUIREMENT – The greater of $25,000 Or 6-2/3% of aggregate indebtedness of $7,374,361	491,624
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,276,774
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$ 7,374,361
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.17 to 1

The differences that exists between the above net capital computation and the corresponding calculations include the Company's form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF § 240.15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

Member exempt under 15c3-3(k)(1)

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER § 240.15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

Member exempt under 15c3-3(k)(1)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Davis Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs
A Professional Corporation

Tucson, Arizona
February 26, 2021

Davis Distributors, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2020

Davis Distributors, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. Sections 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): Limited business as defined by Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

Davis Distributors, LLC

I, Gary P. Tyc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Vice-President / Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC, FORM SIPC-3 AND SCHEDULE OF FORM SIPC-3 REVENUES

R&A CPAs

A PROFESSIONAL CORPORATION

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to An Entity's Claim for Exclusion from Membership in SIPC

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Davis Distributors, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2020, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues (the "Schedule") prepared by the Company for the year ended December 31, 2020 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule prepared by the Company for the year ended December 31, 2020 to supporting schedules and working papers, including the Company's trial balance and audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting the only difference was interest income appropriately excluded from the Schedule;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule prepared by the Company for the year ended December 31, 2020 and in the related schedules and working papers, including the Company's trial balance and audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting the only difference was interest income appropriately excluded from the Schedule.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 26, 2021

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] / VP 1/7/2020

Authorized Signature/Title Date

SIPC-3 2020

8-

8-39258 FINRA DEC 03/14/1988
DAVIS DISTRIBUTORS LLC
3600 E HEMISPHERE LOOP
TUCSON, AZ 85706

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2020

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2020 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SCHEDULE OF FORM SIPC-3 REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2020

Amount ($)	Business activities through which revenue was earned
$ 21,242,163	Distribution of shares of registered open end investment companies
$ 21,242,163	**Total Revenues**